# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: TIPTREE INC., CIK 0001393726
CUSIP: 88822Q103
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 660 STEAMBOAT ROAD, 2ND FLOOR, GREENWICH, Connecticut (CT), 06830
Date of event which requires filing of this statement: 09/26/2025
Filed by CIK 0001499674
Persons authorized to receive notices and communications: Arif Inayatullah, 660 STEAMBOAT ROAD, 2ND FLOOR, GREENWICH, Connecticut (CT), 06830, 212-446-1400

## Reporting persons
- Inayatullah Arif (CIK 0001499674): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 3,392,420; shared voting power 0; sole dispositive power 3,392,420; shared dispositive power 0; aggregate amount beneficially owned 3,392,420 (8.97% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: TIPTREE INC.
Address of issuer's principal executive offices: 660 STEAMBOAT ROAD, 2ND FLOOR, GREENWICH, Connecticut (CT), 06830

## Item 2. Identity and Background
Name of person filing: Arif Inayatullah
Residence or business address: c/o Tiptree Inc. 660 Steamboat Road, 2nd Fl. Greenwich, CT 06830
Present principal occupation or employment: None
Criminal convictions in the last five years: None
Civil proceedings (securities laws) in the last five years: None
Citizenship: United States of America

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: N/A

## Item 4. Purpose of Transaction
Purpose of transaction:
On September 26, 2025, Tiptree Inc. ("Tiptree"), entered into an Agreement and Plan of Merger (the "Merger Agreement") by and among Tiptree, DB Insurance Co., Ltd. ("Purchaser"), a subsidiary of Purchaser to be incorporated in Delaware following the date of the Merger Agreement and prior to the closing of the Merger (as defined below) in accordance with the terms of the Merger Agreement ("Merger Subsidiary") and The Fortegra Group, Inc. ("Fortegra"). Pursuant to the Merger Agreement and upon the terms and conditions set forth therein, at the effective time of the Merger (as defined below), Merger Subsidiary will be merged with and into Fortegra with Fortegra surviving the merger as a wholly owned subsidiary of Purchaser (the "Merger").

In connection with the Merger Agreement, Arif Inayatullah ("Mr. Inayatullah ") entered into a Voting and Support Agreement dated as of September 26, 2025 (the "Tiptree Voting Agreement"), with Purchaser, pursuant to which, subject to the terms and conditions set forth therein, Mr. Inayatullah has agreed, during the term of the Tiptree Voting Agreement, at a meeting of Tiptree stockholders called as contemplated by the Merger Agreement (the "Tiptree Stockholder Meeting") and at any other meeting of the stockholders of Tiptree, and in connection with any written consent of the stockholders of Tiptree, to the fullest extent that the shares beneficially owned by Mr. Inayatullah set forth on the applicable schedule of the Tiptree Voting Agreement (together with any shares of Tiptree common stock or other voting capital stock of Tiptree and any securities convertible into or exercisable or exchangeable for shares of Tiptree common stock or other voting capital stock of Tiptree that Mr. Inayatullah has beneficial ownership of on or after the date of the Tiptree Voting Agreement for so long as they are held or otherwise beneficially owned by Mr. Inayatullah, the "Covered Tiptree Shares") are entitled to vote thereon or consent thereto, or in any other circumstance in which the vote, consent or other approval of the stockholders of Tiptree is sought: (i) appear, in person or by proxy, at each such meeting or otherwise cause all of Mr. Inayatullah's Covered Tiptree Shares entitled to vote to be counted as present thereat for purposes of calculating a quorum; and (ii) vote (or cause to be voted), in person or by proxy, or if applicable deliver (or cause to be delivered) a written consent covering, all of Mr. Inayatullah's Covered Tiptree Shares entitled to vote: (1) in favor of the approval of the Merger and the other transactions contemplated by the Merger Agreement; (2) in favor of any proposal to adjourn a meeting of the stockholders of Tiptree to solicit additional proxies in favor of the approval of the Merger and the other transactions contemplated by the Merger Agreement; (3) against any Acquisition Proposal (as defined in the Merger Agreement); and (4) against any other action, agreement or transaction that is intended to, or would reasonably be expected to, impede, impair, interfere with, delay, frustrate the purposes of or adversely affect the Merger or the other transactions contemplated by the Merger Agreement (including the consummation in each case thereof) or the Tiptree Voting Agreement or the performance by Tiptree of its obligations under the Merger Agreement or by Mr. Inayatullah of his obligations under the Tiptree Voting Agreement.

Until the termination of the Tiptree Voting Agreement in accordance with its terms, Mr. Inayatullah has agreed not to, directly or indirectly, Transfer (as defined in the Tiptree Voting Agreement) any Covered Tiptree Shares or any beneficial ownership interest or any other interest therein, unless such Transfer is a Permitted Transfer (as defined in the Tiptree Voting Agreement).

The Tiptree Voting Agreement will terminate upon the earliest to occur of (a) the termination of the Tiptree Voting Agreement by the mutual written consent of Purchaser and Mr. Inayatullah; (b) the valid termination of the Merger Agreement in accordance with its terms prior to the closing of the Merger; (c) an Adverse Recommendation Change (as defined in the Merger Agreement) in accordance with the terms of the Merger Agreement; (d) the closing of the Merger; (e) the Termination Date (as defined in the Merger Agreement); (f) the date of any amendment to the Merger Agreement that (1) decreases, or changes the form of, consideration payable to Fortegra thereunder (other than pursuant to the definition of "Aggregate Purchase Price" in the Merger Agreement); (2) imposes any material restrictions or any additional conditions on the consummation of the transactions contemplated by the Merger Agreement; or (3) extends the Termination Date (as defined in the Merger Agreement) (other than pursuant to the proviso in Section 10.01(b) of the Merger Agreement), without the prior written consent of Mr. Inayatullah; and (g) the obtainment of the Tiptree stockholder approval of the Merger and the other transactions contemplated by the Merger Agreement.

The preceding description of the Tiptree Voting Agreement does not contain a complete description of such agreement and is qualified in its entirety by reference to the full text of the Tiptree Voting Agreement, which is filed as an exhibit hereto and incorporated herein by reference.

The Reporting Person reserves the right to change his plans and intentions with respect to Tiptree and may, from time to time, formulate other purposes, plans or proposals regarding Tiptree or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D. Any action taken by the Reporting Person may be effected at any time or from time to time, subject to any applicable limitations imposed thereon by any applicable laws and the terms of the agreements referenced herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
For purposes of this Item 5(a), as of September 26, 2025, the Company had 37,820,120 shares of Common Stock ("Tiptree Shares") outstanding.

Mr. Inayatullah beneficially owns 3,392,420 Tiptree Shares over which Mr. Inayatullah has sole voting and dispositive power. These shares represent approximately 8.97% of Tiptree Shares outstanding.
Number of shares as to which each person has sole or shared power to vote or dispose: Mr. Inayatullah has the sole power to dispose of and the sole power to vote the 3,392,420 Tiptree Shares directly owned by him.
Transactions in the class effected during the past sixty days: Any transactions in Tiptree shares disclosed on a Form 4 filed by a Reporting Person during the period ending on the filing date of such amendment and starting on the later of the date 60 days before such filing date and the date of the most closely preceding amendment is and shall be incorporated into Item 5(c) without any further notice.
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in response to Item 4 is incorporated by reference herein

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Voting and Support Agreement dated September 26, 2025, by and between DB Insurance Co., Ltd., and Arif Inayatullah.

## Signatures
- Inayatullah Arif: /s/ Arif Inayatullah, Arif Inayatullah (09/30/2025)